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                          March 24, 2023

       Marlow Hernandez, Dr.
       Chief Executive Officer
       Cano Health, Inc.
       9725 NW 117th Avenue
       Miami, FL 33178

                                                        Re: Cano Health, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2023
                                                            File No. 333-270578

       Dear Marlow Hernandez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services